UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number:  001-32520

ARIES MARITIME TRANSPORT LIMITED

(Translation of registrant's name into English)

18 Zerva Nap. Str.
166 75 Glyfada
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated June 24, 2009 of Aries Maritime Transport Limited (the "Company") announcing that it has entered into a non-binding letter of intent with Grandunion, Inc., a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company, and a change of control of the Company’s Board of Directors.

Exhibit 1

ARIES MARITIME TRANSPORT LIMITED SIGNS LETTER OF INTENT
FOR ACQUISITION OF CONTROL BY GRANDUNION

ATHENS, Greece, June 24, 2009 -- Aries Maritime Transport Limited (Nasdaq:RAMS) today announced that it has entered into a non-binding letter of intent with Grandunion, Inc., a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company, and a change of control of the Company's Board of Directors.

Upon closing the transaction, Mr. Fistes would serve as the Chairman of the Board of Directors, and Mr. Zolotas would serve as a member of the Board and President of the Company. Grandunion would also designate the Chief Financial Officer of the Company and four out of seven members of the Board (including Messrs. Fistes and Zolotas).

The letter of intent is subject to a number of conditions, including (a) the receipt of a commitment letter from a bank for a fully underwritten private issuance of $145.0 million aggregate principal amount of 7% Senior Unsecured Convertible Notes due 2014 (the "Notes"), the proceeds of which would be used primarily to fund vessel acquisitions and partially repay existing indebtedness; and (b) obtaining certain amendments to the Company's existing senior credit facility.

The letter of intent obligates the parties to negotiate in good faith, but does not obligate them to complete definitive agreements or to close the transaction. The letter of intent provides for a binding 60-day exclusivity period and a $3,000,000 break-up fee payable to Grandunion in certain events. The exclusivity period will terminate if Grandunion is unable to procure a signed commitment letter to fully underwrite the $145.0 million in principal amount of the Notes and certain amendments to the Company's existing credit facility. The letter of intent may also be terminated if no definitive agreement has been entered into by August 31, 2009.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Seven of the Company's 12 vessels are secured on period charters. Charters for two of the Company's products tanker vessels currently have profit-sharing components.

For more information about Aries Maritime Transport Limited, please visit the Company's website at http://www.ariesmaritime.com.

About Grandunion Inc.

Grandunion is a Marshall Islands corporation controlled by Michael Zolotas and Nicholas Fistes. Each of Messrs. Zolotas and Fistes has over 20 years experience operating shipping companies. Mr. Fistes serves currently as the Chairman of Grandunion, Chairman of the International Association of Independent Tanker Owners (IntertanKo) and a member of the Executive Committee of Intercargo, the international association of dry cargo vessel owners. Mr. Zolotas is the CEO of Grandunion, and President of Stamford Navigation Inc. Both Mr. Fistes and Mr. Zolotas hold memberships in a number of classification societies.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from results expressed or implied by this press release. Actual results may differ due to factors such as material adverse events affecting either the Company or Grandunion or the ability of either of the Company or Grandunion to satisfy the conditions to completion of the transactions. The Company and Grandunion are not obligated to enter into a definitive agreement and the change of control transaction described in this press release may never occur. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Aries Maritime Transport Limited

The IGB Group
Investor and Media Contact:
Michael Cimini, Vice President
+1.212.477.8261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: June 24, 2009	By:	/s/ Jeffrey Owen Parry
	Name:	Jeffrey Owen Parry
	Title:	Chief Executive Officer

SK 23248 0002 1008067